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                                                                     Exhibit 12
                                                                     Page 1 of 2



                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED


                                                       Nine Months Ended
                                                  September 30,   September 30,
                                                      1996            1995
 OPERATING REVENUES                                 $687,823        $637,755

 OPERATING EXPENSES                                  554,862         512,695
   Interest portion of rentals (A)                     3,858           4,059
       Net expense                                   551,004         508,636

 OTHER INCOME:
   Allowance for funds used
     during construction                                 938           2,165
   Other income, net                                      69         129,926
       Total other income                              1,007         132,091

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $137,826        $261,210

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 34,119        $ 34,375
   Other interest (B)                                 10,882          10,614
   Interest portion of rentals (A)                     3,858           4,059
       Total fixed charges                          $ 48,859        $ 49,048

 RATIO OF EARNINGS TO FIXED CHARGES                     2.82            5.33

 Preferred stock dividend requirement               $    708        $    708
 Ratio of income before provision for
   income taxes to net income (C)                      180.7%          167.9%
 Preferred stock dividend requirement
   on a pretax basis                                   1,279           1,189
 Fixed charges, as above                              48,859          49,048
       Total fixed charges and
         preferred stock dividends                  $ 50,138        $ 50,237

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        2.75            5.20
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                                                                     Exhibit 12
                                                                     Page 2 of 2



                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED





 NOTES:

 (A) Met-Ed has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B)   Includes dividends on company-obligated mandatorily redeemable preferred securities of $6,750 for the nine month periods ended September 30, 1996 and
       1995, respectively.

 (C)   Represents income before provision for income taxes of $88,967 and $212,162 for the nine months ended September 30, 1996 and 1995, respectively, divided by net income of $49,225 and $126,392, respectively for the same periods.
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